Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Unaudited First Quarter 2023 Financial Results

Hong Kong, May 18, 2023 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced its unaudited financial results for the three months ended March 31, 2023.

First Quarter 2023 Financial Highlights

●	Total revenues were US$18.0 million, representing an increase of 15.3% from US$15.6 million in the first quarter of 2022.

●	Gross profit was US$8.6 million, representing an increase of 47.4% from US$5.8 million in the first quarter of 2022.

●	Income from operations was US$2.1 million, compared to a loss from operations of US$7.6 million in the first quarter of 2022.

●	Net income was US$2.1 million, compared to a net loss of US$7.9 million in the first quarter of 2022.

●	Adjusted net income (non-GAAP) was US$1.8 million, compared to an adjusted net loss of US$4.3 million in the first quarter of 2022.

●	Adjusted EBITDA (non-GAAP) was US$2.1 million, compared to negative US$3.9 million in the first quarter of 2022.

First Quarter 2023 Operational Highlights

●	Total data consumed in the first quarter through the Company’s platform was 43,936 terabytes (5,138 terabytes procured by the Company and 38,798 terabytes procured by our business partners), representing an increase of 4.5% from 42,049 terabytes in the first quarter of 2022.

●	Average daily active terminals in the first quarter were 304,121 (3,483 owned by the Company and 300,638 owned by our business partners), representing an increase of 11.0% from 273,870 in the first quarter of 2022. 57.3% of daily active terminals were from uCloudlink 2.0 local data connectivity services and 42.7% of daily active terminals were from uCloudlink 1.0 international data connectivity services during the first quarter of 2023. Average daily data usage per terminal was 1.62 GB in March 2023.

●	As of March 31, 2023, the Company had served 2,377 business partners in 60 countries and regions. The Company had 177 patents with 139 approved and 38 pending approval, while the pool of SIM cards was from 351 MNOs globally as of March 31, 2023.

Executive Commentary

“We were pleased to achieve a year-over-year growth of 15.3% on the top line, resulting in US$18.0 million in total revenues during the first quarter of 2023, which was driven by the growth in both international and local data connectivity services, particularly as international travel continued to pick up. We significantly improved our bottom line and were able to keep generating cash inflow from operations and strengthening our financial position. The average daily active terminals continued to be in an upward trend and reached a historical high of over 300,000 in this quarter as we continued to expand our global PaaS and SaaS ecosystem. To initiate our one-stop mobile data traffic sharing marketplace application, we are actively leveraging existing resources in research and development to expand our portfolio of innovative offerings in those markets where we have a strong presence. We remain optimistic about the outlook for the remainder of 2023 as international travel continues to progress toward pre-pandemic levels, and we are well-prepared to take advantage of the peak season of international travel during the summer. Our company continues to serve its existing partners while exploring various opportunities including 5G applications and Internet of Things (‘IoT’) scenarios like Wi-Fi router, IP camera, and electric vehicles, among others. We are committed to redefining and improving the mobile data connectivity experience for our business partners and users, and we believe that we are able to execute our growth strategies while creating long-term value for our shareholders,” said Chaohui Chen, Director and Chief Executive Officer of UCLOUDLINK.

First Quarter 2023 Financial Results

Revenues

Total Revenues were US$18.0 million, representing an increase of 15.3% from US$15.6 million in the same period of 2022.

●	Revenues from services were US$12.9 million, representing an increase of 31.4% from US$9.8 million in the same period of 2022. This increase was primarily attributable to the increase in revenues from data connectivity services.

●	Revenues from data connectivity services were US$10.0 million, representing an increase of 38.2% from US$7.2 million in the same period of 2022. This increase was primarily attributable to an increase in revenues from international data connectivity services to US$7.8 million in the first quarter of 2023 from US$5.6 million in the first quarter of 2022, and an increase in revenues from local data connectivity services to US$2.2 million in the first quarter of 2023 from US$1.6 million in the first quarter of 2022. This increase in revenues from data connectivity services was mainly attributable to the accelerated recovery of international travel and the continuous development of the local data connectivity services.

●	Revenues from PaaS and SaaS services were US$2.6 million, representing an increase of 3.7% from US$2.5 million in the same period of 2022.

●	Revenues from sales of products were US$5.1 million, representing a decrease of 12.0% from US$5.8 million in the same period of 2022, primarily due to the decrease in sales of data related products.

●	Geographic Distribution

During the first quarter of 2023, Japan contributed 43.1%, North America contributed 33.6%, Mainland China contributed 5.1% and other countries and regions contributed the remaining 18.2% of the total revenues, compared to 40.2%, 37.9%, 3.9% and 18.0%, respectively, in the first quarter of 2022.

Cost of Revenues

Cost of revenues was US$9.4 million, representing a decrease of 3.8% from US$9.8 million in the same period of 2022. This decrease was mainly attributable to lower costs associated with the decrease in revenues from sales of products.

●	Cost of services was US$5.1 million, representing an increase of 1.8% from US$5.0 million in the same period of 2022.

●	Cost of products sold was US$4.3 million, representing a decrease of 9.7% from US$4.8 million in the same period of 2022.

Gross Profit

Overall gross profit was US$8.6 million, compared to US$5.8 million in the same period of 2022. Overall gross margin was 47.8% in the first quarter of 2023, compared to 37.4% in the same period of 2022.

Our gross profit on services was US$7.8 million, compared to US$4.8 million in the same period of 2022. Our gross margin on services was 60.5% in the first quarter of 2023, compared to 49.0% in the same period of 2022.

Our gross profit on sales of products was US$0.8 million, compared to US$1.0 million in the same period of 2022. Our gross margin on sales of products was 15.5% in the first quarter of 2023, compared to 17.6% in the same period of 2022.

Operating Expenses

Total operating expenses were US$7.6 million, compared to US$10.1 million in the same period of 2022.

●	Research and development expenses were US$1.3 million, representing a decrease of 51.4% from US$2.7 million in the same period of 2022. This decrease was primarily due to a decrease of US$1.2 million in staff costs related to cost control measures and a decrease of US$0.2 million in testing and certification expenses.

●	Sales and marketing expenses were US$2.9 million, representing an increase of 4.8% from US$2.8 million in the same period of 2022.

●	General and administrative expenses were US$3.4 million, representing a decrease of 25.0% from US$4.6 million in the same period of 2022. This decrease was primarily due to a decrease of US$0.6 million in professional service fees and a decrease of US$0.2 million in staff costs related to cost control measures.

Income/(Loss) from Operations

Income from operations was US$2.1 million, compared to a loss from operations of US$7.6 million in the same period of 2022.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization, was US$2.1 million, compared to negative US$3.9 million in the same period of 2022.

Net Interest Expenses

Net interest expenses were US$0.04 million, compared to net interest expenses of US$0.2 million in the same period of 2022.

Net Income/(Loss)

Net income was US$2.1 million, compared to a net loss of US$7.9 million in the same period of 2022.

Adjusted Net Income/(Loss) (Non-GAAP)

Adjusted net income, which excludes the impact of share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, was US$1.8 million, compared to an adjusted net loss of US$4.3 million in the same period of 2022.

Basic and Diluted Earnings/(Loss) per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.06 in the first quarter of 2023, compared to basic and diluted loss per ADS of US$0.27 in the same period of 2022.

Cash and Cash Equivalents, and Short-Term Deposits

As of March 31, 2023, the Company had cash and cash equivalents, and short-term deposits of US$16.7 million, compared to US$15.1 million as of December 31, 2022. The increase was primarily attributable to the net inflow of US$1.6 million for operations and proceeds of US$2.6 million from bank borrowings, partially offset by repayments of US$2.4 million for bank and other borrowings.

Capital Expenditures (“CAPEX”)

CAPEX was US$0.4 million compared to US$6 thousand in the same period of 2022.

Business Outlook

For the second quarter of 2023, UCLOUDLINK expects total revenues to be between US$21.5 million and US$22.5 million, representing an increase of 19.4% to 25.0% from the same period of 2022.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand. The global outbreak of COVID-19, which had a severe and negative impact on the global economy since the first quarter of 2020, presents continuous and various global risks with the full impact of the outbreak continuing to evolve. We will continue to carefully monitor COVID-19 related factors.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax. Adjusted EBITDA is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization.

The Company believes that adjusted net income/(loss) and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in income/(loss) from operations and net income/(loss). The Company believes that adjusted net income/(loss) and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non- GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net income/(loss) and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of adjusted net income/(loss). Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

UCLOUDLINK will hold a conference call at 8:30 a.m. Eastern Time on Thursday, May 18, 2023 (8:30 p.m. Beijing Time on the same day) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

International:	+1-412-902-4272
US (Toll Free):	+1-888-346-8982
UK (Toll Free):	0-800-279-9489
UK (Local Toll):	0-207-544-1375
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong (Local Toll):	+852-3018-4992
Singapore (Toll Free):	800-120-6157
Australia (Toll Free):	1-800-121301

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “UCLOUDLINK GROUP INC.”

Additionally, a live and archived webcast of the conference call will be available at https://ir.ucloudlink.com.

A telephone replay will be available one hours after the end of the conference until May 25, 2023 by dialing:

US (Toll Free):	+1-877-344-7529
International:	+1-412-317-0088
Canada (Toll Free):	855-669-9658
Replay Passcode:	7710485

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as UCLOUDLINK’s strategic and operational plans, contain forward-looking statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

UCLOUDLINK GROUP INC.
Jillian Zeng
Tel: +852-2180-6111
E-mail: ir@ucloudlink.com

Investor Relations:
The Equity Group Inc.
Alice Zhang, Associate
Tel: +1-212-836-9610
E-mail: azhang@equityny.com

In China:
Lucy Ma, Associate
Tel: +86 10 5661 7012
E-mail: lma@equityny.com

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except for share and per share data)

	As of December 31,	As of March 31,
	2022	2023
ASSETS
Current assets
Cash and cash equivalents	14,921	16,524
Short-term deposit	197	195
Accounts receivable, net	5,961	6,982
Inventories	3,624	2,290
Prepayments and other current assets	4,255	4,269
Other investments	11,690	12,620
Amounts due from related parties	698	1,374
Total current assets	41,346	44,254
Non-current assets
Prepayments	688	573
Long-term investments	1,711	1,802
Property and equipment, net	1,181	1,419
Right-of-use assets, net	206	248
Intangible assets, net	802	777
Total non-current assets	4,588	4,819
TOTAL ASSETS	45,934	49,073

LIABILITIES
Current liabilities
Short term borrowings	2,876	3,112
Accrued expenses and other liabilities	24,014	23,736
Accounts payable	6,832	7,072
Amounts due to related parties	1,481	1,322
Contract liabilities	1,052	1,073
Lease liabilities	184	147
Total current liabilities	36,439	36,462
Non-current liabilities
Lease liabilities	-	51
Other non-current liabilities	204	189
Total non-current liabilities	204	240
TOTAL LIABILITIES	36,643	36,702

SHAREHOLDERS’ EQUITY
Class A ordinary shares	12	12
Class B ordinary shares	6	6
Additional paid-in capital	236,774	237,556
Accumulated other comprehensive income	1,876	2,100
Accumulated losses	(229,377)	(227,303)
TOTAL SHAREHOLDERS’ EQUITY	9,291	12,371
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	45,934	49,073

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands of US$, except for share and per share data)

	For the three months ended
	March 31, 2022	March 31, 2023
Revenues	15,613	18,006
Revenues from services	9,827	12,916
Sales of products	5,786	5,090
Cost of revenues	(9,778)	(9,405)
Cost of services	(5,011)	(5,102)
Cost of products sold	(4,767)	(4,303)
Gross profit	5,835	8,601
Research and development expenses	(2,682)	(1,303)
Sales and marketing expenses	(2,787)	(2,921)
General and administrative expenses	(4,580)	(3,435)
Other (expense)/income, net	(3,336)	1,121
(Loss)/income from operations	(7,550)	2,063
Interest income	3	5
Interest expenses	(162)	(49)
Amortization of beneficial conversion feature	(219)	-
(Loss)/income before income tax	(7,928)	2,019
Income tax expenses	(1)	(13)
Share of profit in equity method investment, net of tax	14	68
Net (loss)/income	(7,915)	2,074
Attributable to:
Equity holders of the Company	(7,915)	2,074

(Loss)/earnings per share for Class A and Class B ordinary shares
Basic	(0.03)	0.01
Diluted	(0.03)	0.01

(Loss)/earnings per ADS (10 Class A shares equal to 1 ADS)
Basic	(0.27)	0.06
Diluted	(0.27)	0.06

Shares used in loss/earnings per Class A and Class B ordinary share computation:
Basic	289,158,353	369,438,171
Diluted	289,158,353	369,438,171

Net (loss)/income	(7,915)	2,074
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustment	(48)	224
Total comprehensive (loss)/income	(7,963)	2,298

UCLOUDLINK GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$)

	For the three months ended
	March 31, 2022	March 31, 2023
Net cash (used in)/generated from operating activities	(4,438)	1,644
Net cash generated from/(used in) investing activities	7	(302)
Net cash generated from financing activities	7,721	197
Increase in cash, cash equivalents	3,290	1,539
Cash, cash equivalents at beginning of the period	7,868	14,921
Effect of exchange rates on cash, cash equivalents	(148)	64
Cash, cash equivalents at end of the period	11,010	16,524

UCLOUDLINK GROUP INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands of US$)

	For the three months ended
	March 31, 2022	March 31, 2023
Reconciliation of Net (Loss)/Income to Adjusted Net (Loss)/Income
Net (loss)/income	(7,915)	2,074
Add: share-based compensation	700	733
fair value loss/(gain) in other investments	2,909	(931)
Less: share of profit in equity method investment, net of tax	(14)	(68)
Adjusted net (loss)/income	(4,320)	1,808

	For the three months ended
	March 31, 2022	March 31, 2023
Reconciliation of Net (Loss)/Income to Adjusted EBITDA
Net (loss)/income	(7,915)	2,074
Add:
Interest expense	162	49
Income tax expenses	1	13
Depreciation and amortization	294	208
EBITDA	(7,458)	2,344
Add: share-based compensation	700	733
fair value loss/(gain) in other investments	2,909	(931)
Less: share of profit in equity method investment, net of tax	(14)	(68)
Adjusted EBITDA	(3,863)	2,078